Exhibit 99.1

NLS Pharmaceutics Announces Exclusive Option Agreement to Develop and
Commercialize Next Generation Dual Orexin Agonist Platform of Aexon Labs, Inc.

●	The option agreement grants NLS Pharmaceutics Ltd. the exclusive option to in-license all of Aexon Labs’ assets for the potential treatment of narcolepsy and other neuro-degenerative disorders, and all future indications

●	Exclusive option agreement accesses global rights to multiple highly selective Orexin-1 / Orexin-2 receptor agonists, unique compounds designed for specificity, acting multiple pathways involved in the pathophysiology of narcolepsy and other central disorders of hypersomnolence

●	Additional targets include Cathepsin-H inhibition, sigma-1 receptor agonist, DAT and NET reuptake inhibition, addressing neurotransmission, neuroprotection and neuroinflammation

●	First patent application filed at the end of 2022 for orexin receptors agonists for treating or preventing neurological diseases and psychiatric disorders including narcolepsy

●	NLS continues to strengthen its neuroscience pipeline in sleep medicine with a unique and holistic approach to central disorders of hypersomnolence and neurodegenerative disorders franchise

Zürich, Switzerland, December 1, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system (“CNS”) disorders, today announced that NLS has entered into an exclusive worldwide option agreement with Aexon Labs, Inc., a privately held U.S. company (“Aexon Labs”), under which NLS may acquire global development and commercialization rights to Aexon Labs’ Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This option agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist (AEX-2) that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. Aexon Labs has plans to initiate clinical development, including Phase 1 First-in-Human and Phase 1b Proof-of-Concept (POC) studies, as early as 2024.

The transaction will be structured as an exclusive worldwide license for the development and commercialization by NLS of the Aexon Labs’ compounds and their derivatives. Under the terms of the option agreement, NLS must exercise its option by no later than March 31, 2024. NLS will pay Aexon Labs an upfront payment of $30,000 for the option exclusivity, and $170,000 upon execution of the definitive agreement to exercise the option. In addition, Aexon Labs will receive 15% of all proceeds earned by NLS in any future sub-licensing agreements which include upfront payments, regulatory milestones, commercial milestones and royalties earned during the first three years of commercialization in the U.S. and in the EU. Royalties will be payable, on a country-by-country basis, from the date of first commercial sale of a product in a given country until the date of patent expiry or the entry of a generic version of the product in such country.

NLS will be the sole party responsible for the design and execution of the research and development plan, for the conduct and management of the preclinical as well as clinical studies, and for the interactions with the U.S. Food and Drug Administration and/or any other regulatory agency. NLS will pay all costs associated with executing and completing those studies, as well as those associated with the preparation and submission of a new drug application. NLS will pay for all studies in all indications and regulatory filings in the U.S. as well as outside of the U.S.

Eric Konofal, MD, PhD, who works under a part-time consulting agreement for NLS as its Chief Scientific Officer, is the president and founder of Aexon Labs, and owns 59% of Aexon Labs. Alexander Zwyer, Chief Executive Officer of NLS, owns 35% of Aexon Labs. Mr. Zwyer holds no board or executive position at Aexon Labs.

Mr. Zwyer said, “I believe the potential acquisition of this novel and unique platform, which consists of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. These new compounds, in addition to our current pipeline, including Mazindol ER for the treatment of narcolepsy, along with NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen our hypersomnia franchise.”

Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease.

About Narcolepsy

Narcolepsy is a life-long sleep disorder caused by the autoimmune-mediated loss of 70,000–90,000 orexin-producing neurons in the hypothalamus, characterized by excessive daytime sleepiness, cataplexy and rapid eye movement sleep abnormalities, and is tightly associated with human leukocyte antigen HLA-DQB1*06:02. Other predisposing factors for narcolepsy are associations with a polymorphism in the T-cell receptor alpha and beta genes, whose products recognize antigens presented by human leukocyte antigens (HLA) molecules, and Cathepsin H (CTSH).

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

About Aexon Labs, Inc.

Aexon Labs is conducting leading edge research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Current treatments do not address the root cause of each disorder and often lack therapeutical effectiveness and safety for these neurological disorders. For more information, please visit www.aexonlabs.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of NLS’ and Aexon Labs’ products, development plans and timing of studies, and the timing and the expected outcome of the option agreement. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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